Exhibit 99.38

F3 Hits 4.5m of 50.1% U3O8 Within 30.9% Over 7.5m at JR

Kelowna, British Columbia--(Newsfile Corp. - December 3, 2024) - F3 Uranium Corp. (TSV: FUU) (OTCQB: FUUFF) (“F3” or “the Company”) is pleased to announce rush assay results for drillhole PLN24-176 (see NR September 10, 2024) of the ongoing 2024 drill program on the PLN Property which returned 7.5m of 30.9% U3O8, including an ultra-high grade core with 4.5m of 50.1% U3O8.

Sam Hartmann, Vice President Exploration, commented:

“PLN24-176 represents the best hole drilled to date at the JR Zone in terms of grade thickness, including a true width assay interval of 4.5m of 50.1% U3O8, starting at a shallow vertical depth of only 190m below surface. This drillhole was collared approximately 14m up-dip of PLN24-137 which returned 15.0m of 3.2% U3O8, including a high grade 2.5m interval averaging 18.6% U3O8 (See NR July 30, 2024). These results from PLN24-176 emphasize the need for tightly spaced drilling in these high grade basement hosted structurally controlled uranium deposits, which can often result in opening up additional targeting areas for high grade mineralization; in this case in the up-dip direction.”

JR Zone Assay Highlight:

PLN24-176 (line 035S):

●	7.5m @ 30.9% U3O8 (196.0m to 203.5), including:

●	5.5m @ 42.2% U3O8 (197.0m to 202.5m), further including:

●	4.5m @ 50.1% U3O8 (197.5m to 202.0m)

Table 1. Drill Hole Summary and Uranium Assay Results

Collar Information							Assay Results
Hole ID	Grid Line	Easting	Northing	Elevation	Az	Dip	From (m)	To (m)	Interval (m)	U3O8 weight %
PLN24-166	735S	587974.10	6410035.28	555.24	-60.4	54.9	A1 Exploration; no mineralization >0.05
PLN24-167	3450S	589969.86	6408137.01	534.37	-74.2	51.5	B1 Exploration; no mineralization >0.05
PLN24-168	4245S	590177.58	6407291.51	542.28	-70.3	55.3	B1 Exploration; no mineralization >0.05
PLN24-176	035S	587813.38	6410772.82	545.87	55.8	-80.8	196.00	197.00	1.00	0.09
							197.00	197.50	0.50	9.5
							197.50	202.00	4.50	50.1
							202.00	202.50	0.50	3.53
							202.50	203.50	1.00	0.11

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Assay composite parameters:

1.	Minimum Thickness of 0.5 m

2.	Assay Grade Cut-Off: 0.05% U3O8 (weight %)

3.	Maximum Internal Dilution: 2.0 m

Composited weight % U3O8 mineralized intervals are summarized in Table 1. Samples from the drill core are split in half sections on site. Where possible, samples are standardized at 0.5m down-hole intervals. One-half of the split sample is sent to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) in Saskatoon, SK while the other half remains on site for reference. Analysis includes a 63 element suite including boron by ICP-OES, uranium by ICP-MS and gold analysis by ICP-OES and/or AAS.

The Company considers uranium mineralization with assay results of greater than 1.0 weight % U3O8 as “high grade” and results greater than 20.0 weight % U3O8 as “ultra-high grade”.

All depth measurements reported are down-hole and true thickness are yet to be determined.

Map 1. JR Zone Drill Holes with Uranium Results

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About Patterson Lake North:

The Company’s 4,078-hectare 100% owned Patterson Lake North property (PLN) is located just within the south-western edge of the Athabasca Basin in proximity to Fission Uranium’s Triple R and NexGen Energy’s Arrow high-grade world class uranium deposits which is poised to become the next major area of development for new uranium operations in northern Saskatchewan. PLN is accessed by Provincial Highway 955, which transects the property, and the new JR Zone uranium discovery is located 23km northwest of Fission Uranium’s Triple R deposit.

Qualified Person:

The technical information in this news release has been prepare in accordance with the Canadian regulatory requirements set out in National Instrument 43-101 and approved on behalf of the company by Raymond Ashley, P.Geo., President & COO of F3 Uranium Corp, a Qualified Person. Mr. Ashley has verified the data disclosed.

About F3 Uranium Corp:

F3 Uranium is a uranium exploration company advancing its newly discovered high-grade JR Zone and exploring for additional mineralized zones on its 100%-owned Patterson Lake North (PLN) Project in the southwest Athabasca Basin. PLN is accessed by Provincial Highway 955, which transects the property, and the new JR Zone discovery is located ~25km northwest of Fission Uranium’s Triple R and NexGen Energy’s Arrow high-grade uranium deposits. This area is poised to become the next major area of development for new uranium operations in northern Saskatchewan. The PLN project is comprised of the PLN, Minto and Broach properties.

Forward-Looking Statements

This news release contains certain forward-looking statements within the meaning of applicable securities laws. All statements that are not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, including statements regarding the suitability of the Properties for mining exploration, future payments, issuance of shares and work commitment funds, entry into of a definitive option agreement respecting the Properties, are “forward-looking statements.” These forward-looking statements reflect the expectations or beliefs of the management of the Company based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements. These factors should be considered carefully, and readers are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

The TSX Venture Exchange and the Canadian Securities Exchange have not reviewed, approved or disapproved the contents of this press release, and do not accept responsibility for the adequacy or accuracy of this release.

F3 Uranium Corp.

750-1620 Dickson Avenue
Kelowna, BC V1Y9Y2

Contact Information
Investor Relations
Telephone: 778 484 8030
Email: ir@f3uranium.com

ON BEHALF OF THE BOARD

“Dev Randhawa”

Dev Randhawa, CEO

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